EXHIBIT 12.1

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)	Year Ended December 31,
EARNINGS	2010	2009	2008	2007	2006

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(3)	$(365)	$176	$436	$(230)
Add:
Amortization of previously capitalized interest	9	8	8	10	12
Distributed income of equity investees	4	3	3	3	5

Total additions	13	11	11	13	17
Deduct:
Capitalized interest	26	14	23	10	7
Minority interest in pre-tax income of consolidated subsidiaries with no fixed charges	6	4	11	14	8

Total deductions	32	18	34	24	15
TOTAL EARNINGS (LOSS)	$(22)	$(372)	$153	$425	$(228)

FIXED CHARGES
Interest expense	$316	$311	$320	$470	$467
Capitalized interest	26	14	23	10	7
Amortization of debt discount, premium or expense	14	16	17	26	21
Interest portion of rental expense(1)	111	105	105	101	98
Proportionate share of fixed charges of investees accounted for by the equity method	1	1	1	1	—

TOTAL FIXED CHARGES	$468	$447	$466	$608	$593

TOTAL EARNINGS (LOSS) BEFORE FIXED CHARGES	$446	$75	$619	$1,033	$365

RATIO OF EARNINGS TO FIXED CHARGES	*	**	1.33	1.70	***

*	Earnings for the year ended December 31, 2010 were inadequate to cover fixed charges. The coverage deficiency was $22 million.

**	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges. The coverage deficiency was $372 million.

***	Earnings for the year ended December 31, 2006 were inadequate to cover fixed charges. The coverage deficiency was $228 million.

(1)	Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.